September 23, 2024

Kyri Van Hoose
Chief Financial Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

       Re: Dermata Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 19, 2024
           File No. 333-282223
Dear Kyri Van Hoose:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tracy F. Buffer